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                           April 22, 2024

       Joel Riddle
       Chief Executive Officer
       Tamboran Resources Corporation
       Suite 01, Level 39, Tower One, International Towers Sydney
       100 Barangaroo Avenue, Barangaroo NSW 2000

                                                        Re: Tamboran Resources
Corporation
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 9,
2024
                                                            CIK No. 0001997652

       Dear Joel Riddle:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, any references to prior comments are to comments in our April 2,
       2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Summary Historical Consolidated Financial Data, page 17

   1.                                                   Tell us why you have
not adjusted weighted average number of common shares
                                                        outstanding and net
loss per common share for the years ended June 30, 2023, and 2022 to reflect a one for two
hundred (1:200) exchange ratio (   Exchange Ratio   ) of all of your
                                                        issued and outstanding
common stock disclosed on page F-6. Please revise or advise.
       Industry
       Australian Natural Gas and Natural Gas Liquids Reserves, page 83

   2. We have read your response to prior comment 4 and the revised disclosure on page 83;
                                                        however, the statement,
   These definitions are not comparable to the definitions of
 Joel Riddle
Tamboran Resources Corporation
April 22, 2024
Page 2
            proved reserves    and    possible reserves    used by us and the
SEC    appears to be a
         misstatement and should read    probable reserves    rather than
possible reserves.    Please
         review and revise as necessary.
Business
Our Assets Within the Beetaloo, page 94

3.       We note you disclose the Company    currently holds interests in seven
EPs and one
         EP(A)   ; however, based on additional disclosure information provided and the acreage
         table on page 95, it appears the Company holds interests in six EPs and one EP(A) for a total of seven. Please review and revise as necessary.
Index to Consolidated Financial Statements and Supplementary Information
Notes to the Condensed Consolidated Financial Statements, page F-6

4. We note you recorded $63,811,478 of proceeds from the issuance of shares in your statement of cash flows for the six months ended December 31, 2023. In addition, we note the increase in shares outstanding from 7,080,054 at June 30, 2023 to 9,857,888 at
         December 31, 2023. Please address the following:

                We noted you address the July 2023 and December 2023 capital raises in your subsequent event footnote on page F-44. Please provide a reconciliation of the shares issued and amounts included in this disclosure to the $63,811,478 of proceeds recorded in the six months ended December 31, 2023.

                Please revise your footnotes to the interim financial statements to address the capital raises that occurred in the period reconciling to shares issued and outstanding at
              December 31, 2023 reflected on page F-2.
Consolidated Balance Sheets, page F-19

5.     We note your disclosure on page F-6 that    As a result of the
reorganization, we became
       the parent company of TR Ltd., and for financial reporting purposes, the historical financial statements of TR Ltd. have become our historical financial statements as a
       continuation of the predecessor.    Tell us how you retroactively
adjusted the financial
FirstName LastNameJoel Riddle
       statements for the year ended June 30, 2023, and 2022 to reflect a one for two hundred
Comapany    NameTamboran
       (1:200) exchange ratioResources Corporation
                               (   Exchange Ratio   ) of all of your issued and
outstanding common
       stock.
April 22, 2024Please
               Page revise
                      2    or advise.
FirstName LastName
 Joel Riddle
FirstName   LastNameJoel Riddle
Tamboran Resources    Corporation
Comapany
April       NameTamboran Resources Corporation
       22, 2024
April 322, 2024 Page 3
Page
FirstName LastName
       Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if
you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at
202-551-3707 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:      Michael Chambers, Esq.